DiVall Insured Income Properties 2, L.P.
Quarterly News

November 15, 2022

DISTRIBUTION HIGHLIGHTS

$175,000 ($3.78 per unit) will be distributed for the third quarter of 2022 on or about November 15, 2022. The reduced quarterly distribution from the prior year of $25,000 is attributable to former quarterly rents for the Walton Way Wendy's before sale.

Since the Partnership's initial "investable" capital raise of $39 million (net of $7 million of syndication fees) in the late 1980's; the Partnership has distributed approximately $83 million to investors, from both operations and strategic sales.

PERCENTAGE RENTS EARNED THROUGH SEPTEMBER 30, 2022

We have earned $35,000 less in percentage rents than at this time last year due to a slight slowing of Wendy's sales and the impact of the percentage rents previously earned from the Walton Way Wendy's, which was sold in the second quarter of 2022.

WENDY'S MARTINTOWN ROAD NORTH AUGUSTA

This lease was not extended by tenant with the six (6) other remaining Wendy's. The lease expires in November 2026, and the short duration creates selling challenges for this location.

We have the property listed, and we have had considerable interest. We need a cash or exchange buyer not impacted by financing costs with today's interest rates.

This lease had a right of first refusal ("ROFR") for the tenant similar to Walton Way. We have just achieved a "quid pro quo" with the tenant to eliminate the ROFR, which will enhance marketability.

APPLEBEE'S COLUMBUS, OHIO

This lease also has limited duration through August 31, 2027 with one (1) five (5) year renewal option. The tenant was not interested last winter in an early exercise of its option. We will continue to create a mutually beneficial proposed extension to get a lease term over 10 years to enhance sales value. If successful, we will market immediately.

SIX (6) WENDY'S LEASES EXTENDED THROUGH DECEMBER 31, 2040

These leases combined as a group have tremendous value irrespective of market disruptions caused by current interest rate headwinds. Their duration and percentage rent terms (major inflation hedge) will allow recent values to be durable.

Access to Additional Financial Information

For further quarterly 2022 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2021 Annual Report on Form 10-K was filed with the SEC on March 31, 2022, which also can be accessed via the websites listed.

DIVALL INVESTOR RELATIONS CONTACT INFORMATION:

MAIL: DiVall Investor Relations
c/o Phoenix American Financial Services, Inc
2401 Kerner Blvd.
San Rafael, CA 94901

EMAIL: TPGSUPPORT@PHXA.COM
PHONE: 1-844-932-1769
FAX: 1-415-485-4553